September 19, 2011

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Larry Spirgel
Assistant Director

Re:	Mac-Gray Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 001-13495

Dear Mr. Spirgel:

This letter is submitted on behalf of Mac-Gray Corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised in your letter of August 22, 2011 (the “Comment Letter”) to Stewart Gray MacDonald, Jr., Chief Executive Officer of the Company, regarding the Company’s Form 10-K that was filed with the Commission on March 14, 2011.

For your convenience, the Staff’s numbered comments have been reproduced in italics herein with the response immediately following the comment.

Income from Continuing Operations, net, pages 23 and 28

1.                                       We note your presentation of diluted earnings per share from continuing operations, net as adjusted. Please reconcile this non-GAAP per share performance measure to GAAP earnings per share. Refer to Question 102.05 of the CD&I on Non-GAAP Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosure.

Response 1:

Set forth below is the Company’s reconciliation of diluted earnings per share from continuing operations, net as adjusted to GAAP earnings per share for the Company’s fiscal years ended December 31, 2009 and 2010.  To the extent that the Company presents this non-GAAP measure in future filings, we propose to include a reconciliation similar to the one below together with our typical disclosures regarding the use of non-GAAP measures.

	Years Ended
	December 31,
	2009		2010
		Diluted EPS		Diluted EPS
Income from continuing operations, net, as reported	$1,041.00	$0.07	$2,829.00	$0.20
Income (loss) from discontinued operations, net	1,074.00	0.08	(250)	(0.02)
Net income, as reported	$2,115.00	$0.15	$2,579.00	$0.18
Income from continuing operations before provision for income taxes, as reported	$2,319.00	$0.17	$5,005.00	$0.36
Gain related to derivative instruments	(893)	(0.07)	(1,454)	(0.10)
Gain on sale of real estate	(403)	(0.03)	—	—
Incremental costs of proxy contests	971	0.07	235	0.01
Income from continuing operations before provision for income taxes, as adjusted	1,994	0.14	3,786	0.27
Provision for income taxes, as adjusted	1,099	0.08	1,646	0.12
Income from continuing operations, net, as adjusted	$895.00	$0.06	$2,140.00	$0.15

Goodwill and intangible assets, pages 34 and F-8

2.                                       Tell us what your reporting units are and disclose how you identified them.

Response 2:

As of December 31, 2010 the Company has one reporting unit which is the same as the Company’s operating segment. The reporting unit was identified based on the information and relevant accounting literature presented below.

As of December 31, 2009, the Company had identified its laundry facilities management business and its product sales business as the reporting units for goodwill impairment testing and segment reporting.  The sale of Intirion in 2010 resulted in the Company restructuring its operations and related reporting.  As a result, the Company’s operating segment changed and consequently the Company also changed its reporting units.  As of December 31, 2010 the Company reported one operating segment.

As noted above, after the sale of Intirion, the Company concluded that it had only one operating segment under ASC 280-10-50-1. Specifically, the portion of the Company that engages in business activities from which it may earn revenues and incur expenses is its consolidated business. The Chief Operating Decision Maker (CODM) reviews discrete financial information and operating results only at a consolidated level.

The Company employs a national sales force which sells both laundry management contracts and commercial equipment as the opportunities present themselves. The Company manages the warehousing, installation and servicing of laundry equipment without differentiating between equipment that may be leased and equipment which may be sold.  The Company’s marketing efforts are not segregated and are managed by a single Executive Vice President. The laundry facilitates management business and the commercial laundry equipment sales businesses are reported on a combined, integrated basis to the CODM. Other information presented to the CODM is limited to additional disaggregated revenue information, and the CODM does not assess performance based on this measure.

Further, the Company considered the relevant accounting guidance for the determination of reporting units in accordance with ASC 350. The Company considered one level below an operating segment as a component. The Company acknowledges a component of an operating segment is required to be identified as a reporting unit if the component is a business for which discrete financial information is available and segment management regularly reviews the operating results. The Company determined that there are no incremental components within the one identified operating segment that would qualify as a reporting unit under ASC 350-20-35-34. The Company separately states revenue by products and services in its public filings as required by Regulation S-X Rule 5-03.  However, the Company does not organize its business and the CODM does not assess performance in this manner. Further, segment management, as defined in paragraph 280-10-50-7, regularly reviews the operating results of the Company only at the consolidated level and not a level below their operating segment.

The Company’s segment management has been determined to be the Executive Vice Presidents. Specifically, the financial data reviewed by this segment management group is similar to the data contained in the CODM package. Other information reviewed by segment management, including additional data presented to the CODM, does not represent discrete financial information and is limited to additional disaggregated revenue information. The Company’s conclusion is based on the guidance in ASC 350-20-35-36. The Company confirms that it has performed its goodwill assessment based on the reporting units described for the above periods.

Fair Value Measurements, page F-16

3.                                      We note on page 33 your basis for estimating “cash not yet collected at period end that remains at laundry facilities management locations,” which is significant in relation to the carrying amount of your total cash and cash equivalents. Since it appears that your fair value measurement of estimated cash is based on significant unobservable inputs (Level 3), please disclose the information required under paragraph 50-2 of ASC 820-10. Please provide us your proposed disclosure.

Response 3:

The nature of our business is such that cash and coins are deposited in secured boxes within laundry facilities in connection with the Company’s revenue process.  This cash and coin is viewed as cash and not a cash equivalent. Due to the significance of this component of the cash on hand, the Company has disclosed the method used to estimate the cash based revenue not yet count verified as of the end of a reporting period. The Company’s disclosure on page 33 of the Form 10-K discusses the estimation process for these cash deposits in transit between our laundry facilities and our regional branch counting office. The disclosure does not represent additional information related to the valuation of the related asset. It should be noted that as of December 31, 2010 this asset represented 3% of laundry management revenues or approximately 12 days of average revenue.

Respectfully, the Company has considered the guidance in ASC 820 related to these cash deposits in transit within the Company’s control and believes that the related disclosure requirements required under ASC 820-10-50 are not applicable for this asset.  While this asset would be considered a financial asset and financial instrument based on ASC 820-10-20 the Company does not believe that the fair value of this asset is based on significant unobservable inputs.  Specifically, observable and unobservable inputs are based on what market participants would use to price the asset. Respectfully, the Company believes that a market participant would price this asset, cash and coins in transit, as cash.   The Company’s estimate is for the extent of cash in secured deposit boxes which has yet to be counted as of period end. The Company tests the estimate against actual cash received subsequent to the end of the reporting period.  As such, there remains variability in the assumptions utilized related to the extent of cash based revenue activity in the cut-off period, but not the underlying price or valuation of the cash received. Further, the Company considered that in the recursive definition of a financial instrument in ASC 820-10-20 that the definition “…ends with the delivery of cash.”

We have reviewed the disclosures on Page 33 and respectfully believe that the discussion of the inputs in the Company’s estimate for this asset are accurately described as inputs for the extent of the cash and coins that has not yet been counted and not related to inputs or assumptions used to measure any hypothetical price or fair value difference.

4.                                       Clarify whether the Governance and Nominating Committee considers diversity in selecting board candidates and whether it has a formal policy in considering diversity. See Item 407(c)(vi) of Regulation S-K.

Response 4:

Neither the Company’s Governance and Nominating Committee nor Board of Directors has a specific policy with regard to the consideration of diversity in identifying director nominees.  However, both may consider diversity when identifying and evaluating proposed director candidates.  As stated in the Definitive Proxy Statement, one of the principles guiding the Governance and Nominating Committee’s evaluation of candidates is that each candidate should provide the desired mix of characteristics, qualifications, and diverse experiences, perspectives, and skills appropriate for a corporation such as the Company.  In future filings by the Company with the Commission, the Company will include the disclosure required by Item 407(c) (vi) of Regulation S-K.

5.                                       Describe the Board’s current leadership structure and how the separation of chief executive officer and chairman of the board is the appropriate division of management and leadership responsibilities for the Company. See Item 407(h) of Regulation S-K.

Response 5:

The Board of Directors does not have a policy on whether the offices of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from among the independent directors or should be an employee of the Company.  The Board of Directors believes that it should have the flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership for the Company at that time.  Currently, the roles of Chairman of the Board of Directors and Chief Executive Officer of the Company are separated.  The Company’s Chief Executive Officer, Stewart G. MacDonald, Jr., was a member of the Board from 1996 until 2009 and during that period served as both Chief Executive Officer and Chairman of the Board.  When Mr. MacDonald was not reelected as a director in 2009, the Board of Directors appointed Thomas Bullock, one of the independent directors, as Chairman.  The Board of Directors does not believe that the roles of Chairman and Chief Executive Officer must always be separate, as evidenced by Mr. MacDonald’s previous lengthy service in both positions.  At this time and given that Mr. MacDonald is not serving as a Director, the Board of Directors believes that it is appropriate for Mr. Bullock to serve as Chairman.  In future filings by the Company with the Commission, the Company will include the disclosure required by Item 407(h) of Regulation S-K.

Compensation Discussion And Analysis, page 14

Long-Term Incentive Compensation, page 18

6.                                      We note that beginning with the RSU grant for fiscal 2009, the Equity Plan includes the possibility of achieving an excess award “if the financial objective for a fiscal year is achieved at or greater than the 100% level.” Clarify the maximum excess award that can be granted, so the actual amount awarded, if any, will be easily understood.

Response 6:

Excess awards are granted under the Company’s Long-term Incentive Plan in the form of restricted stock units.  The maximum potential value of each excess award granted for fiscal years 2009, 2010 and 2011 was equal to 5% of the relevant participant’s total annual target award for that fiscal year.   In future filings by the Company with the Commission, the Company will disclose the maximum potential value of the excess awards granted.

The Company acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the above enclosed matters, please contact the undersigned at (781) 487-7610.

Very truly yours,

/s/ Michael J. Shea

Michael J. Shea
Executive Vice President, Chief Financial Officer and Treasurer